Exhibit (a)(5)(E)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOANNE OLSON,

Plaintiff,

v.

EV3, INC., COV DELAWARE

CORPORATION, JOHN K. BAKEWELL,

JEFFREY B. CHILD, RICHARD B.

EMMITT, DOUGLAS W. KOHRS, DANIEL

J. LEVANGIE, JOHN L. MICLOT, ROBERT

J. PALMISANO, THOMAS E. TIMBIE and

ELIZABETH H. WEATHERMAN,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No. ________ -

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Joanne Olson (“Plaintiff”), by and through her undersigned counsel, upon knowledge as to herself and upon information and belief as to all other matters, alleges as follows:

Nature of the Action

1. Plaintiff brings this action individually and as a class action on behalf of stockholders of ev3, Inc. (“ev3” or the “Company”) other than defendants and their affiliates (the “Class”). On June 1, 2010, the ev3 board of directors (the “Board”) announced that the Company had entered into an agreement and plan of merger (the “Merger Agreement”) that contemplates that COV Delaware Corporation (“COV”), a wholly-owned subsidiary of Covidien Group S.a.r.l. (“Covidien”), will acquire the Company for $22.50 per share in cash (the “Transaction”). The Transaction is structured in three steps: (i) a first-step tender offer (the “Tender Offer”), (ii) a top-up option through which COV can acquire a massive number of additional ev3 shares (the “Top-up Option”), and (iii) a short-form merger to cash out any ev3 stockholders who do not tender (the “Merger”). The Transaction is nothing more than a scheme by the Company’s controlling shareholder, Warburg Pincus LLC (“Warburg”), to deliver 100% ownership of ev3 to Covidien so that Warburg can exit its investment in ev3. Warburg controls the nine-member ev3 Board. Two directors (Weatherman and Emmitt) are Warburg designees, and four other directors (Bakewell, Kohrs, Levangie and Miclot) are executives with Warburg’s portfolio companies. These six and two other directors (Timbie and Child) are interlocking current or former directors of various companies connected to Warburg. The ninth director is ev3’s president and CEO (Palmisano) who is subject to the control of the Warburg-dominated board, as well as being a director of another Warburg portfolio company.

2. The Transaction is unlawfully coercive, ev3’s directors have breached their fiduciary duties, and the Top-Up Option is invalid under the Delaware General Corporation Law (“DGCL”) and Delaware law. Plaintiff seeks injunctive and other equitable relief to prevent and remedy defendants’ breaches of fiduciary duty related to the Tender Offer, Merger Agreement, invalid Top-Up Option and the short-form Merger.

3. The Tender Offer was launched on June 11, 2010, and is currently scheduled to close on July 9, 2010. The Tender Offer is conditioned upon a majority of the Company’s outstanding stock on a fully-diluted basis having been tendered therein (the “Minimum Condition”). Pursuant to a June 1, 2010 Tender and Voting Agreement with Covidien and COV (the “Tender Agreement”), Warburg, whose affiliates hold approximately 27,151,570 shares of ev3’s common stock, has committed to tender its shares into the Tender Offer. The Company’s directors, a majority of whom are Warburg designees or directors or officers of Warburg affiliates, and the Company’s officers hold an additional 2,317,553 shares of ev3’s stock. According to COV’s June 11, 2010 Offer to Purchase (the “Offer to Purchase”), the tender of approximately 61,535,539 shares of ev3 stock will satisfy the Minimum Condition. Therefore, the tender of only approximately 37% of ev3’s publicly held shares will satisfy the Minimum Condition.

4. Upon satisfaction of the Minimum Condition, the Merger Agreement permits Covidien to appoint a majority of the Board, either by expanding the size of the Board or forcing the resignation of current directors. Thus, mere satisfaction of the Minimum Condition and closure of the Tender Offer will result in Covidien not only becoming the majority controlling stockholder of ev3 but also gaining control of the Board.

5. The Merger Agreement further grants COV the irrevocable Top-Up Option to purchase a sufficient number of common shares that, when added to the shares purchased in the Tender Offer, will give COV more than 90% of the Company’s outstanding common stock. The Top-Up Option could result in the issuance of as many as approximately 175 million additional shares of ev3 stock (the “Top-Up Shares”) in exchange for a promissory note on terms as provided by Covidien or COV (the “Promissory Note”). In short, the Top-Up Option contemplates a massive issuance of ev3 shares that will be immediately canceled in the Merger for a note with terms yet to be determined that will never be repaid. Thus, the Top-Up Option and Promissory Note are a sham designed only to (i) avoid the procedural protections afforded to stockholders of controlled companies, (ii) escape entire fairness review and (iii) facilitate the short-form cash-out Merger that otherwise would be unavailable.

6. COV is required to exercise the Top-Up Option promptly if it owns 75% of the Company’s outstanding shares after the Tender Offer, and exercise of the Top-Up Option would enable COV to achieve 90% ownership (the “75/90% Condition”). The Company currently has (i) 300 million shares of common stock authorized, (ii) 114,792,961 shares issued and outstanding, (iii) 8,068,577 share of common stock issuable upon the exercise of outstanding options and (iv) 216,451 shares of common stock underlying restricted stock units. Accordingly, there are 176,922,011 shares of common stock authorized and available for issuance under the Top-Up Option. The Merger Agreement does not provide an outside date by which COV must exercise the Top-Up Option if the 75%/90% Condition is not met.

7. The Tender Offer and Top-Up Option are coercive because they force stockholders to tender their shares into the Tender Offer for reasons other than the financial merits of that offer. As a result of the issuance of the Top-Up Shares for the undefined Promissory Note, appraisal is not a viable option for ev3’s common stockholders. Stockholders of ev3 cannot determine whether to pursue an appraisal remedy without disclosure of the potential impact of the Top-Up Shares and Promissory Note on the fair value of their shares. Indeed, they do not even know the terms of the Promissory Note which are to be set by the maker of the note.

8. On June 11, 2010, COV issued its Offer to Purchase soliciting stockholder support for the Tender Offer. Also on June 11, 2010, ev3 filed with the SEC its Form SC 14D9 (the “14D9”) pursuant to which ev3’s Board recommends that ev3 stockholders tender their shares in the Tender Offer. Both the Offer to Purchase and 14D9 are materially misleading, or omit material information necessary to render them not misleading. Both documents contain a cursory summary of the background of the Transaction that indicates Covidien was the only bidder. However, neither properly informs ev3 stockholders of critical information concerning the value of their shares, the Top-Up Option, the Promissory Note, the financial projections underlying the fairness opinions of ev3’s financial advisors, and the negotiation of the Merger Agreement’s terms. Nor do these disclosure documents reveal that to raise COV’s ownership by 1%, ev3 would have to issue shares equal to 10% of the previously outstanding shares. Thus, to raise COV’s ownership from 75% to 90% through the Top-Up Option, ev3 would end up with 2.5 times the previously outstanding shares.

9. Most critically, the Offer to Purchase and 14D9 do not disclose to ev3 stockholders the impact of the Top-Up Option and Promissory Note on the value of the Company’s shares in an appraisal proceeding. Neither document discloses that in an appraisal proceeding, the Top-Up Shares and the Promissory Note will be included in the determination of the fair value of ev3’s shares as of the date of the Merger. In addition, the 14D9 does not state whether J.P. Morgan Securities, Inc. (“J.P. Morgan”) and Piper Jaffray & Co. (“Piper Jaffray”), the Company’s financial advisors, considered the effects of the Top-Up Option, the Promissory Note, or the Top-Up Shares on the value of the Company’s common stock.

10. The Offer to Purchase and 14D9 represent that the Top-Up Option will expedite the timing of the completion of the Merger by facilitating a short-form merger. This partial disclosure is materially misleading without further disclosure concerning the effects of the Top-Up Option, including on appraisal and on whether the entire fairness standard, including procedural fairness, will apply to the second-step merger. Having made disclosures concerning the effects of the Top-Up Option, defendants were required to provide a complete and accurate description of those possible effects.

11. In structuring, negotiating, approving, and disclosing the sale of ev3, the ev3 directors have committed multiple breaches of their fiduciary duties by entering into a Transaction that contains draconian and structurally coercive features that force ev3’s public stockholders to sell their shares. COV has aided and abetted the breach of fiduciary duties by knowingly entering into agreements containing these coercive elements. Moreover, their actions after becoming ev3’s majority stockholder, in setting the terms of the Promissory Note, exercising the Top-Up Option and effecting the short-form Merger will constitute a breach of fiduciary duty.

12. The Merger Agreement does not contain an interest rate or repayment terms for the Promissory Note, nor does it indicate whether the note will be secured, negotiable or transferable. Because the terms of the Promissory Note which will serve as consideration for the issuance of the Top-Up Shares pursuant to the Top-Up Option are undefined and not stated in the Merger Agreement, the Top-Up Option and the issuance of the Top-Up Shares pursuant to that option are invalid under 8 Del. C. §§ 152 and 157. The ev3 Board did not determine and value the consideration the Company was to receive in exchange for the Top-Up Shares, and the Merger Agreement does not set forth the terms of the consideration. Instead, the Merger Agreement provides that the Promissory Note “shall be on terms as provided by the Parent or the Purchaser” (i.e., Covidien or COV). Thus, the ev3 Board has impermissibly delegated the determination of the terms of the consideration for the Top-Up Shares to maker of the note and its parent.

13. As part of her request for injunctive relief against the exercise of the Top-Up Option, acceptance of the Promissory Note and issuance of the Top-Up Shares, plaintiff seeks related declaratory relief that the Top-Up Option is invalid under the DGCL and Delaware law or, if the Top-Up Option is valid, the issuance of the Top-Up Shares in exchange for the Promissory Note will impair the stockholders’ appraisal rights under the Delaware appraisal statute.

Parties

14. Plaintiff owns ev3 common stock, and has owned such stock continuously since prior to the wrongs complained of herein.

15. Defendant ev3 is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 3033 Campus Drive, Plymouth, Minnesota 55441. According to its SEC filings, ev3 is a leading global endovascular company focused on identifying and treating peripheral vascular disease, including, in particular, lower extremity arterial disease and neurovascular disease. Section 4.2(a) of the Merger Agreement states that the authorized capital stock of the Company consists of (i) 300,000,000 shares of common stock and (ii) 100,000,000 shares of preferred stock. As of the close of business on June 7, 2010, there were 114,792,961 shares of Company common stock issued and outstanding. There are also 8,068,577 shares of common stock issuable upon the exercise of outstanding options and 216,451 shares of common stock underlying restricted stock units, but presently no shares of preferred stock issued and outstanding.

16. Defendant John K. Bakewell (“Bakewell”) was appointed a director of the Company by the Board in April 2006. Bakewell currently serves as Executive Vice President and Chief Financial Officer of RegionalCare Hospital Partners, Inc. (“Regional Care”), a privately-held acquirer and operator of acute care hospitals in non-urban markets. Bakewell has held this position since January 2010. From December 2000 to December 2009, Bakewell served as Executive Vice President and Chief Financial Officer of Wright Medical Group, Inc. (“Wright Medical”), a publicly-held orthopedic medical device company. According to Warburg’s website,1 RegionalCare was formed in 2009 by Warburg and certain senior healthcare executives. Warburg was also a substantial investor in Wright Medical. Bakewell currently serves on the board of directors of Keystone Dental, Inc. (“Keystone”), a Warburg-owned, privately held dental implant and medical device company.

1 (http://www.warburgpincus.com/portfolio/PortfolioAlphabetic.aspx)

17. Defendant Richard B. Emmitt (“Emmitt”) has served as a director of the Company since June 2005. Previously, Emmitt served as a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with into ev3 in June 2005. Since 1989, Emmitt has been a General Partner, or a principal of a General Partner, of The Vertical Group, a privately-held investment management and venture capital firm focused on the medical device and biotechnology industries. The Vertical Group invests together with Warburg in medical companies. Emmitt currently serves as a director of American Medical Systems Holdings, Inc. (“American Medical”). American Medical was a Warburg portfolio company from 1998 when Warburg purchased the assets of American Medical from Pfizer, Inc. Emmitt also currently serves as a director of Tornier B.V. (“Tornier”), a private company controlled by Warburg. Emmitt previously served on the board of directors of various companies including Wright Medical.

18. Defendant Douglas W. Kohrs (“Kohrs”) has served as a director of the Company since August 2008. Kohrs previously served as a director of the Company from June 2005 until October 2007. Kohrs currently serves as President and Chief Executive Officer and a director of Tornier, which is controlled by Warburg. Kohrs has held this position since July 2006. Previously, Kohrs served as Chief Executive Officer of American Medical from April 1999 until January 2005, a director of American Medical from 1999 to May 2006, and as chairman of the board of American Medical from March 2004 to May 2006.

19. Defendant Daniel J. Levangie (“Levangie”) has served as a director of the Company since February 2007, and as Chairman of the Board since April 2008. Levangie currently serves as a member of the board of directors and the President and Chief Executive Officer of Keystone. Levangie also currently serves as a Managing Partner of Constitution

Medical Investors, Inc. (“Constitution”), which according to its website (http://www.conmedinvestors.com/) is a private investment firm focused on healthcare sector-related acquisitions, which was launched in partnership with Warburg.

20. Defendant John L. Miclot (“Miclot”) has served as a director of the Company since December 2008. Miclot is president and CEO of CCS Medical, Inc. (“CCS”). He also currently serves as a director of Wright Medical.

21. Defendant Robert J. Palmisano (“Palmisano”) has served as a director and the President and Chief Executive Officer of the Company since April 2008. Palmisano currently serves as a director of Bausch & Lomb, Inc. (“Bausch & Lomb”) a privately-held company that Warburg acquired in a 2007 leveraged buyout.

22. Defendant Thomas E. Timbie (“Timbie”) has served as a director of the Company since June 2005. Previously, Timbie served as a Vice President of ev3 from April 2005 until June 2005 and as ev3’s Interim Chief Financial Officer from January 2005 until April 2005. Timbie also served as a member of the board of managers of ev3 LLC from March 2004 until June 2005. Timbie also currently serves as a director of American Medical. Timbie previously served as a director of Wright Medical.

23. Defendant Elizabeth H. Weatherman (“Weatherman”) has served as a director of the Company since June 2005, and served as a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 in June 2005. Weatherman is a General Partner of Warburg Pincus & Co., a Managing Director of Warburg, and a member of the firm’s Executive Management Group. Weatherman is currently responsible for Warburg’s U.S. healthcare investment activities. Among other companies, Weatherman currently serves as a director of Bausch & Lomb, Keystone, and Tornier. Previously, Weatherman served as a director of American Medical and Wright Medical.

24. Defendant Jeffrey B. Child (“Child”) has served as a director of the Company since October 2007. He was a director of Fox Hollow Technologies, Inc. and joined the ev3 Board when ev3 acquired Fox Hollow.

25. Defendant COV is a corporation organized under the laws of the State of Delaware and is a wholly owned subsidiary of Covidien formed solely for the purpose of effectuating the Transaction.

26. Together the ev3 directors identified above shall be sometimes referred to herein as the “Individual Defendants.” Together the Individual Defendants, ev3 and COV may be referred to herein as the “Defendants”.

Class Action Allegations

27. Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23(a) and (b)(l) and (2), on behalf of the Class consisting of holders of common stock of ev3 on June 1, 2010 and thereafter. Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

28. This action is properly maintainable as a class action.

29. The Class is so numerous that joinder of all members is impracticable. As of June 7, 2010, there were 114,792,961 shares of ev3 common stock outstanding, of which approximately 76.7 million are in the public float. According to ev3’s 10-K for the year ended December 31, 2009, as of February 18, 2010, there were approximately 188 stockholders of record of the Company’s common stock.

30. There are questions of law and fact which are common to the Class including, inter alia, the following:

A.	whether the Individual Defendants have breached their fiduciary duties to Plaintiff and the other members of the Class;

B.	whether the Tender Offer, Top-Up Option, Merger and the disclosure in the Offer to Purchase and 14D9 are coercive;

C.	whether the Top-Up Option is valid and may be validly exercised under Delaware law and whether exercise of that option and the issuance of the Top-Up Shares in exchange for the Promissory Note will impair the appraisal rights of the ev3 stockholders;

D.	whether the Offer to Purchase and 14D9 are materially misleading and incomplete;

E.	whether Plaintiff and the other members of the Class will be irreparably harmed by the wrongs complained of herein; and

F.	whether Plaintiff and the Class are entitled to injunctive relief, damages or other relief.

31. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff s claims are typical of claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. All ev3 stockholders face the same threat that they will be coerced into tendering their ev3 shares in the Tender Offer by the structure of the Transaction, without adequate knowledge of the value of their stock, and based upon materially misleading or incomplete tender offer solicitation and recommendation materials. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

32. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of the other members not party to the adjudications or substantially impair or impede their ability to protect their interests.

33. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief and corresponding declaratory relief on behalf of the Class, as a whole, is appropriate.

Factual Allegations

Warburg Controls ev3

34. Beginning in 2000, Warburg, along with Vertical Group, made investments in several companies that were merged together in 2002 to form ev3 Endovascular. Warburg and Vertical Group also acquired a majority interest in Microtherapeutics, Inc. In September 2003, ev3’s LLC was formed to hold the investor group’s interests in ev3 Endovascular and Micro Investment, LLC, which held the majority interest in Microtherapeutics, Inc. ev3 was formed on January 28, 2005 as a subsidiary of ev3 LLC. Pursuant to a Prospectus dated June 16, 2005, Warburg and Vertical Group took ev3 public by selling a 17.4% equity interest to the public. Following the public offering, Warburg owned 76.5% of ev3, Vertical Group owned 5.7%, and management owned 0.4%. Emmitt, Kohrs, Timbie and Weatherman were members of ev3’s initial Board of Directors; while Timbie also was a vice president and director of ev3, and Timbie had begun serving as an officer and member of the board of managers of ev3 LLC prior to ev3’s public offering.

35. In 2007 Warburg sold 6 million ev3 shares pursuant to an underwriting agreement with Vertical, Banc of America Securities LLC, Piper Jaffray and J.P. Morgan. Also in 2007, ev3 issued 43.1 million shares in a merger to stockholders of Fox Hollow Technologies, Inc. (“Fox Hollow”). On August 3, 2009, Warburg distributed 4,249,990 ev3 shares to its partners for no consideration. Warburg is still ev3’s largest stockholder owning 24% of its outstanding stock. A Warburg affiliate is a customer of ev3.

36. The ev3 directors are not disinterested and independent because the Board is dominated by Warburg and its affiliates. Consequently, the Board was more interested in facilitating Warburg’s exit strategy than in protecting the interests of ev3’s public stockholders. Two directors, defendants, Weatherman and Emmitt, are directly designated by Warburg and Vertical. Four other current ev3 directors are executives of one or more Warburg current portfolio companies in the medical industries: (i) Bakewell (RegionalCare), (ii) Kohrs (“Tornier”), (iii) Levangie (“Keystone” and Constitution), and (iv) Miclot (CCS). In addition, (i) two ev3 directors are current directors (Emmitt, Timble) and two ev3 directors are former directors (Weatherman, Kohrs) of American Medical, (ii) three directors (Emmitt, Weatherman, Timble) are former directors, one is a current director (Miclot) and one is a former officer (Bakewell) of Wright Medical, (iii) one ev3 director is a former director (Emmitt) and one is a former officer (Timble) of Xomed Surgical Products, Inc. (“Xomed”); (iv) two ev3 directors are former directors (Kohrs, Weatherman) of Kyphon Inc. (“Kyphon”), (v) two ev3 directors are current directors (Emmitt, Weatherman) and one (Kohrs) is a director, president and CEO of Tornier, (vi) one ev3 director is a director, president and CEO (Levangie), and two are current directors (Weatherman and Bakewell) of Keystone Dental, Inc., (vii) one ev3 director is a former director (Child) of, and one (Kohrs) previously resigned from ev3’s Board to facilitate a merger with, Fox Hollow Technologies, Inc., and (viii) three directors (Emmitt, Timbie, Weatherman) were on the board of managers of ev3 LLC before it was merged into ev3. American Medical, Kyphon, Wright Medical and Xomed were identified in the Prospectus (p. 8) as significant

Warburg investments in the medical device area. As indicated above, Tornier and Keystone are Warburg portfolio companies.

Announcement of the Merger Agreement

37. On June 1, 2010 the Company and Covidien announced that the companies had entered into the Merger Agreement. Pursuant to the Merger Agreement’s terms, Covidien is to commence the Tender Offer to acquire all of the issued and outstanding common stock of ev3 in exchange for $22.50 per share. The Tender Offer is scheduled to close on July 9, 2010. The Transaction is subject to regulatory conditions, but is expected to be completed by July 31, 2010.

The Minimum Condition and Tender Agreement

38. The Merger Agreement at Section 1.1(b) provides that Covidien may close the Tender Offer upon satisfaction of the Minimum Condition. The Offer to Purchase states (pp. vi, 2) that the Minimum Condition will be satisfied if there is a tender of “at least a majority of the Shares then outstanding on a fully diluted basis (which, for purposes of such calculations, includes Shares issuable pursuant to outstanding options and other rights, other than options or rights that would be exercisable only after December 31, 2010).” The Offer to Purchase never specifies how many shares are issuable pursuant to outstanding options and other rights or how many of such options or other rights are exercisable only after December 31, 2010 and, therefore, would be excluded from the determination of outstanding shares on a fully diluted basis.

39. The Offer to Purchase (p. 2) represents that as of June 7, 2010, ev3 had 114,792,961 Shares issued and outstanding (including 1,896,889 restricted shares), 8,068,577 shares underlying options and 216,451 shares underlying restricted stock units. The Offer to Purchase (p. vii, 3) indicates the Tender Offer is only for shares and not for options, restricted stock or restricted-stock units. The Offer to Purchase represents:

Based upon the foregoing, the Minimum Condition would be satisfied if at least 61,535,539 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

40. Under the Tender Agreement, Warburg Pincus is required to tender 27,151,570 shares into the Tender Offer, representing approximately 24% of the issued and outstanding Shares. The ev3 directors and officers intend to tender all their 2,317,553 shares of ev3 stock into the Tender Offer. Thus, Warburg and the ev3 directors and officers have committed to tender approximately 29,469,103 shares into the Tender Offer. Thus, the tender of only 32,066,436 of the remaining 85,323,858 shares held by the public (approximately 37.6% of the publicly held shares) is needed to satisfy the Minimum Condition. In essence, Warburg and its affiliates on the ev3 Board are using sale of their shares to facilitate a sale of the public shares to Covidien.

The Top-Up Option

41. Section 1.4(a) of the Merger Agreement states that ev3 “hereby grants” Purchaser an “irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price” the number of shares that when added to the shares owned by Purchaser and its parent and affiliates would constitute one share more than 90% of all outstanding Shares (assuming the issuance of the Top-Up Option Shares). Section 1.4(b) provides for COV or its parent, Covidien, to pay the Company the aggregate purchase price for the Top-Up Option Shares and for the Company to issue a certificate representing those shares. Section l.4(b) also provides:

The aggregate purchase price payable for the Top-Up Option Shares may be paid by the Parent or the Purchaser (i) in cash or (ii) by executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price for the top-up options shares, or some combination thereof. Any such promissory note shall be on terms as provided by the Parent or the Purchaser, which terms shall be reasonably satisfactory to the Company.

42. In Section 1.4(b) of the Merger Agreement, ev3 has granted an irrevocable option on essentially all its remaining authorized but unissued shares without defining the terms of the note that will be used to pay for the shares. Indeed, Section 1.4(b) essentially enables the acquiror to set the terms of a note which may be used to pay for a massive issuance of ev3 stock. Because the terms of the note are undefined, the ev3 stockholders cannot know how the issuance of the Top-Up Option Shares in exchange for the note may affect the fair value of ev3’s existing shares, including in an appraisal proceeding.

43. In contrast, the indebtedness Covidien will incur to finance the Tender Offer and Merger contains detailed terms, including conditions precedent such as the lack of any material adverse effect, receipt of detailed financial statements of Covidien plc, customary legal opinions and documentation and ratings from the major credit rating agencies. Offer to Purchase, pp. 16-17. There are also detailed terms concerning interest rates and prepayments. Id., pp. 17-18.

44. Section 1.4(a) Provides that the Top-Up Option shall be exercised “promptly (but in no event later than one (1) Business Day)” after the purchase of shares in the Tender Offer if (i) COV owns at least 75% of all shares then outstanding and (ii) after exercise of the Top-Up Option, COV would own one share more than 90% of all outstanding shares, including the Top-Up Option Shares. COV would reach the 75% threshold if it acquires approximately 86.1 million of ev3’s approximately 114.8 million outstanding shares. To raise its ownership from 75% to 80%, COV would need approximately 172.2 million Top-Up Shares. COV is not required to exercise the Top-Up Option if (x) any applicable law or order prohibits its exercise or the issuance of the Top-Up Option Shares, (y) the exercise will not result in COV owning over 90% of all outstanding shares or (z) the number of Top-Up Option Shares would exceed ev3’s number of authorized and unissued shares less shares reserved for issuance for options, restricted shares and restricted-share units. As the Offer to Purchase acknowledges (pp. iv-v, 2), COV is only required to exercise the Top-Up Option if, following the Tender Offer, it owns 75% or more of ev3’s outstanding Shares and would own more than 90% of the shares outstanding after exercise of the Option.

45. The Offer to Purchase (pp. iv-v, 2, 22) describes the Top-Up Option as “irrevocable” and “at a price per share equal to the Offer Price.” It never even mentions that the exercise price may be paid through a promissory note with terms set by Covidien or COV. The 14D9 (pp. 2, 28) discuses the Top-Up Option but only on page 53 does it mention that COV can use a promissory note on terms as provided by COV or Covidien to pay for the Top-Up Shares.

46. The Offer to Purchase states that the Top-Up Option is for “the lowest number of Shares” that when added to shares previously owned by COV will constitute “one Share more than 90% of all the outstanding Shares (assuming the issuance of the Top-Up Shares).” Id. In contrast, ev3’s 8-K filed June 1, 2010 indicated that the Top-Up Option entitled COV Delaware to purchase enough shares to own one share “more than 90% of the total shares outstanding on a fully diluted basis.” This conflicts with Section 1.4(a) of the Merger Agreement which provides that the Top-Up Option contemplates the purchase of enough shares to reach “one share more than 90% of all outstanding shares (assuming the issuance of the Top-Up Option Shares)”.

47. The Offer to Purchase (pp. v, 22) states that “the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of the exercise of the Top-Up Option (less the maximum number of shares reserved for issuance with respect to all outstanding stock options, restricted stock, restricted-stock units or other obligations of ev3).” However, the Offer to Purchase never states how many authorized but unissued shares ev3 has or the maximum number of shares reserved for issuance with respect to options, restricted stock, RSUs or other obligations. According to Section 4.2(a) of the Merger Agreement, ev3 has 300 million shares of common stock authorized and had only 113,940,546 common shares issued and outstanding as of May 27, 2010.

48. The Offer to Purchase (p. 22) admits that the purpose of the Top-Up Option is “to facilitate a short-form merger following completion of the Offer.” Thus, the Warburg-affiliated directors in their effort to facilitate Warburg’s desire to its ev3 stake agreed to a transaction that forces all stockholders, including those who refuse to tender, to sell their ev3 shares.

The Board Did Not Determine That the Top-Up Option Is Fair

49. The Offer to Purchase (pp. vii, 1) repeatedly states:

At a meeting held on May 31, 2010, the Board of Directors of ev3 unanimously (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of ev3 and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that ev3 stockholders accept the Offer and tender their shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement (all such recommendations, the “Company Board Recommendation”). (Emphasis added).

Thus, the Offer to Purchase admits that the ev3 Board only determined that the Tender Offer and Merger are fair and in the best interests of the Company and the stockholders. The Board did not determine that “the other transactions contemplated by the Merger Agreement,” such as the Top-Up Option, were fair to ev3 and its stockholders.

Other Threats Concerning Consequences of Not Tendering

50. The Offer to Purchase (p. v) warns that if the Merger does not take place, the number of publicly-held shares “may be so small that there may no longer be an active public market (or, possibly, any public trading market) for the Shares.” It also threatens that ev3’s shares may no longer be traded on the NASDAQ Global Select Market or other exchange and that ev3 may cease making SEC filings. The Offer to Purchase informs ev3’s stockholders that they will receive the same amount in the Merger as if they tendered their shares in the Tender Offer. It represents that:

Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares.

51. The Offer to Purchase acknowledges that the Merger Agreement may be amended or modified “in any and all respects at any time prior to the closing of the Merger except that “after the approval of the Merger Agreement by ev3’s stockholders,” no amendment or modification can decrease the price or adversely affect the rights of ev3’s stockholders under the Merger Agreement without obtaining stockholder approval. However, the limitation on amendments is meaningless because the Top-Up Option will permit Covidien to effect the Merger without any stockholder approval, and, in any case, Covidien will own a majority of ev3’s shares and could provide stockholder approval by consent for any amendment or modification of the terms of the Merger Agreement. In short, the Tender Offer is coercive because following the close of the Tender Offer, Covidien will control the ev3 Board and control a majority of ev3’s stock and therefore could amend or modify the Merger Agreement to the detriment of ev3’s stockholders.

52. Section 2.3 of the Merger Agreement permits Covidien to unilaterally approve a statutory long-form Merger by simply voting its own, newly acquired majority stake in the Merger’s favor. The 14D9 (p. 30) admits “the remaining ev3 stockholders who are unaffiliated with Covidien will not have a meaningful opportunity to vote.”

53. At the $22.50 per share cash Tender Offer consideration, the cost to COV to exercise the Top-Up Option to increase its ownership from 75% to 90% would be approximately $3.9 billion. Given that the cost of purchasing all outstanding shares in the Tender Offer and Merger will be approximately $2.72 billion, COV will use the Promissory Note to pay for the Top-Up Shares, not $3.9 billion in cash.

The Top-Up Shares and Promissory Note Threaten Stockholders’ Rights of Appraisal

54. The issuance of a large number of Top-Up Shares will have a material effect on the fair value of the shares of Company common stock cashed out in the Merger. The massive issuance of Top-Up Shares and the uncertain and unknowable value of the Promissory Note threaten a substantial reduction in the fair value determination of shares of ev3 common stock for which appraisal is sought pursuant to 8 Del. C. § 262 (“Section 262”).

55. Section 3.3 of the Merger Agreement contemplates that Company stockholders who do not tender their shares in the Tender Offer and who own shares as of the Effective Time may seek appraisal of their shares in accordance with Section 262. Yet as of the Effective Time there will be as many as 300 million shares of Company common stock issued and outstanding on a fully diluted basis, nearly three times the number of shares currently issued and outstanding. The Company’s common stockholders must decide whether to tender their shares in exchange for $22.50 per share or consider appraisal of their stock.

56. The issuance of a large number of Top-Up Shares in exchange for the Promissory Note would have a material effect on the fair value of the shares of ev3 stock in an appraisal action. Therefore, exercise of the Top-Up Option will impair the statutory appraisal rights of ev3’s common stockholders. The exercise of the Top-Up Option will occur prior to the Merger and is not a speculative action that may occur post-merger. Accordingly, the Top-Up Shares and the Promissory Note will be part of the operative reality of ev3 on the date of the Merger which would be considered in determining fair value under 8 Del. C. § 262(h) in an appraisal proceeding. The issuance of millions of Top-Up Shares for a Promissory Note of uncertain value could substantially reduce the fair value of the stockholders’ shares. The disclosures concerning appraisal in the Offer to Purchase (p. 35) and 14D9 (pp. 28, 51) do not discuss how the Top-Up Option and issuance of Top-Up Shares for the Promissory Note may affect the determination of fair value in an appraisal action.

57. The Top-Up Option, which permits the issuance of more than 175 million shares of Company stock in exchange for the unsecured Promissory Note of unknown terms and value, renders the Tender Offer coercive and unlawful. At the time that Company stockholders will be asked to either tender their shares in the Tender Offer or determine to pursue an appraisal remedy they will not have information necessary to assess the option’s potential impact, including: (i) whether any and how many Top-Up Shares will be issued after the close of the Tender Offer, (ii) the terms and value of the Promissory Note that will be utilized to pay for such Top-Up Shares, or (iii) the impact that the Top-Up Shares and the Promissory Note will have on the value of their shares in an appraisal action. Such lack of knowledge compels the Company’s common stockholders to tender their shares in the Tender Offer rather than consider exercising their legal right to seek an appraisal of their stock.

Defendants’ Appraisal Disclosures Are Materially Misleading and Incomplete

58. The Offer to Purchase (pp. iv, 35) advises that appraisal rights will be available to stockholders who do not sell their shares in the Tender Offer. It states that stockholders who perfect appraisal rights will have “the right to a judicial determination of fair value of such stockholders’ Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger).” Id., p. 35. It further represents that:

Any judicial determination of the fair value of such Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of such Shares.

The 14D9 (p. 51) contains similar disclosures.

59. The Offer to Purchase and Schedule 14D9 are materially misleading, or omit material information necessary to render them not misleading with respect to their disclosures concerning appraisal rights. Their discussion of the factors relevant to fair value in an appraisal is materially incomplete. Having made partial disclosure concerning appraisal, a fair and full summary was required. The Offer to Purchase (p. 35) and 14D9 (p. 51) state that under 8 Del. C. § 262 stockholders seeking appraisal will be entitled to receive a judicial determination of the fair value of their shares exclusive of any element of value arising from the accomplishment or expectation of the Merger. However, these disclosure documents are silent as to how the Top-Up Option, Top-Up Shares and Promissory Note may affect that determination. They further note that fair value can be based on “considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares,” but do not say that § 262(h) requires consideration of “all relevant factors” or whether the issuance of the Top-Up Shares and the value of the Promissory Note may be among those factors. The Offer to Purchase and 14D9 also warn that fair value could be determined to be less than $22.50 but do not disclose that the issuance of the Top-Up Shares for the Promissory Note may be a potential reason for such a lower valuation.

60. The 14D9 does not indicate that the Board valued the Promissory Note as consideration for the Top-Up Shares. Indeed, since the terms of the Promissory Note have not been set, the Board could not make such a value determination.

61. The 14D9 cites the availability of the right for stockholders to seek appraisal of the fair value of their shares as a factor the Board considered in determining the Tender Offer and Merger are fair to the ev3 stockholders and recommending they accept the $22.50 per-share consideration. Accordingly, full and accurate disclosure as to appraisal rights and the determination of fair value in an appraisal is material to the stockholders’ decision to tender, accept the merger consideration or seek appraisal.

Covidien’s Financial Condition Is Material

62. At $22.50 per ev3 share, the total acquisition cost to Covidien is approximately $2.6 billion, net of cash acquired of approximately $111 million. The Offer to Purchase estimates that Covidien will also expend approximately $90.3 million to cash out ev3 options and approximately $47.6 million to cash out restricted stock and RSUs. (p. 15). Covidien intends to finance the purchase of ev3 in the Tender Offer and Merger through cash on hand, commercial paper and a $1.25 billion bridge facility. Offer to Purchase, p. 16. It intends to repay a big piece of the $1.25 billion bridge facility over the next year using some of its internal cash flow. The Offer to Purchase (p. 19) represents that Covidien’s parent has guaranteed full performance and payment of all obligations under the Merger Agreement and the transactions contemplated by the Merger Agreement.

63. The Offer to Purchase (p. iv) represents that Covidien’s financial condition is not relevant to the stockholders’ decision to tender because Covidien has sufficient funds to finance the purchase of all shares for cash in the Tender Offer and Merger. However, given the large Promissory Note to be given for the Top-Up Shares and the guarantee, disclosure concerning the financial condition of the various Covidien entities is material.

Disclosure Concerning Financial Advisors

64. The l4D9 states that Piper Jaffray first approached the Company in November 2009 regarding a potential acquisition by Covidien. According to the l4D9, Piper Jaffray was present at a December 21, 2009 meeting between defendant Palmisano and members of Covidien’s executive team regarding a possible transaction. The l4D9 also states that, following a break-down in negotiations between ev3 and Covidien, ev3 retained J.P. Morgan on February 12, 2010 to canvas the market for potential acquirers, but the disclosure is unclear how the decision to retain J.P. Morgan was made, whether any additional financial advisors were considered by the Board, or, if Piper Jaffray was acting as ev3’s financial advisor, why ev3 retained a new financial advisor.

65. The l4D9 and the Offer to Purchase tell strikingly different stories regarding Piper Jaffray’s involvement, however. According to the 14D9, ev3 did not retain Piper Jaffray until March 25, 2010. However, the Offer to Purchase suggests that Piper Jaffray was present at the December 21, 2009 meeting as ev3’s financial advisor. The 14D9 and Offer to purchase do not disclose: (i) what role Piper Jaffray played in the negotiations; (ii) when Piper Jaffray stopped being involved in meetings between ev3 and Covidien, and (iii) on whose behalf Piper Jaffray was acting when it initially contacted ev3 regarding a potential acquisition by Covidien and appeared at the December 21, 2009 meeting.

66. The 14D9 states that Piper Jaffray has “in the past, but not in the past two years, provided financial advisory and financing services to ev3 and Parent and/or its affiliates and may continue to do so and has received, and may receive, fees for rendering such services.” This further confuses the disclosures concerning Piper Jaffray’s matchmaking and fairness opinion, and it provides incomplete disclosures regarding fees paid to Piper Jaffray in that regard. The disclosure of all fees paid to Piper Jaffray by ev3 and Covidien is material information that ev3 shareholders are entitled to before deciding whether to tender their shares, in part, on the basis of Piper Jaffray’s fairness opinion.

67. The 14D9 additionally discloses that, while J.P Morgan contacted nine strategic buyers, including Covidien, regarding a potential acquisition of ev3, the firm inexplicably chose not approach any financial buyers. According to the 14D9, at a March 16, 2010 meeting of the Board, J.P. Morgan gave the Board an update regarding the shopping process, only at this point discussing with the Board its decision not to approach financial buyers, which the Board then retrospectively approved. However, the 14D9 fails to fully disclose the basis for the Board’s decision to only approach strategic acquirers to the exclusion of financial buyers. Only at the very end of the process, on May 28, 2010, did the Board re-evaluate whether financial buyers might be interested in topping Covidien’s $22.50 bid. With financial buyers currently engaging in a possibly unprecedented level of deal-making, the Board’s decision not to canvass financial buyers is poorly disclosed and could indicate a tilted shopping process dictated by Warburg.

68. The 14D9 also fails to fully disclose how the Board chose the members of the “special committee” — comprising defendants Palmisano, Levangie and Weatherman, all of whom with deep ties to Warburg as noted above — that was charged to explore potential business acquisitions or other business development opportunities. Notably, the 14D9 fails to disclose that defendants Levangie and Palmisano have any ties to Warburg (Weatherman is a Warburg Managing Director), despite the substantial ties noted above. Additional disclosures regarding the appointment of the special committee and its motivation are plainly necessary for ev3 stockholders to make an informed decision as to whether to part with their shares.

ev3 Is a Valuable Company

69. As Covidien has publicly acknowledged, ev3 is a pure-play leader in the Endovascular market, has a strong and growing presence in the high-growth Neurovascular category and a strong presence in the Peripheral Vascular market with a market-leading position in atherectomy. It has a portfolio of over 100 products, including 15 launched in the last year, a robust pipeline of new offerings, including eight (8) clinical trials, the internal capacity for further innovation and development, and a world-class 200 member sales organization selling its products in 65 countries. Covidien has confirmed it absolutely wants to keep ev3’s senior operating team and sales force and as many people as possible from the ev3 team.

70. As the Company announced on May 18, 2010, less than two weeks before agreeing to be acquired by Covidien, the Company has recently filed the “final module of its Premarket Approval (PMA) application with the U.S. Food and Drug Administration (FDA) for the Pipeline(TM) Embolization Device.” The company anticipates the FDA could schedule an advisory panel review sometime later in the year on this product, and according to defendant Palmisano the Company is “very encouraged by the positive clinical results seen to date outside the United States for the Pipeline device in treating large, giant and wide-neck aneurysms and look forward to working with the FDA to facilitate the review and approval of this breakthrough endovascular treatment, which we anticipate in 2011.” ev3 estimates that approximately one fourth of worldwide aneurysm treatment procedures could be eligible for treatment with flow diversion devices over the next five years, translating into a market potential of approximately $350 million in 2013.

71. Covidien utilized 10% to 12% growth in the Neurovascular market in valuing ev3, but ev3 achieved 27% growth in 2008, 28% growth in 2009 and 44% in the first quarter of 2010. ev3 has estimated growth in the Neurovascular market at over 15%.

COUNT I

AGAINST INDIVIDUAL DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

72. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

73. The Individual Defendants have violated their fiduciary duties of loyalty and care owed to ev3’s common stockholders by agreeing to and/or approving the Merger Agreement, Tender Offer, Top-Up Option, and Merger. For the reasons set forth herein, these transactions and the misleading disclosures concerning them coerce the Company’s stockholders into tendering their shares in the Tender Offer. Board of a Delaware corporation has a duty to oppose coercive tender offers and second-step mergers from third parties. Yet the ev3 Board instead agreed to a coercive Transaction. Rather than protect the interests of the Company’s common stockholders, as Delaware law requires, the Individual Defendants agreed to the Merger Agreement in order to further their own interests and the interests of Warburg.

74. The Individual Defendants breached their fiduciary duty by approving the invalid Top-Up Option, by failing to comply with Delaware law regarding the option and the consideration therefor, and by impermissibly delegating fair statutory responsibility for determining the terms of the consideration to be received in exchange for issuance of shares upon exercise of an option. They further breached their fiduciary duty because the Top-Up Option and the issuance of the Top-Up Shares in exchange for the indeterminate Promissory Note will impair the appraisal rights of the ev3 stockholders. They further fail to determine the effects of the Top-Up Option and fail to determine the value of the consideration (i.e., the

Promissory Note) for the Top-Up Shares. They also made no determination regarding the impact of the Top-Up Shares and Promissory Notes on the appraisal rights of the stockholders.

75. In addition, the Individual Defendants have attempted to solicit stockholder support of the Tender Offer by means of the materially deficient 14D9. As discussed herein, the 14D9 contains numerous material disclosure deficiencies concerning, inter alia, the Top-Up Option; the impact of the Top-Up Option and Promissory Note on any appraisal proceeding; whether J.P. Morgan or Piper Jaffray considered in their respective fairness opinions the impact of the Top-Up Option and Promissory Note on any appraisal proceeding. These and the other material disclosure deficiencies set forth above preclude the Company’s stockholders from making an informed decision whether to tender their shares in the Tender Offer.

76. The Individual Defendants have also breached their fiduciary duty by structuring the Transaction to avoid the statutory and legal protections Delaware law provides for stockholders. The Top-Up Option is intended to permit a merger without the notice, disclosure and vote Delaware law otherwise requires. Moreover, it permits COV as majority stockholder to cash out non-tendering stockholders in a merger, while claiming that the stockholders are not entitled to entire fairness, including procedural fairness. The structure is inconsistent with Delaware’s merger statutes and appraisal statute and constitutes an improper manipulation of the corporate machinery to enable COV to obtain 90% ownership through a sham transaction involving the issuance of millions of additional shares (which will then be immediately canceled in the Merger) for a note that will never be paid.

77. Unless enjoined by this Court, Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class. COV, after becoming ev3’s controlling stockholder upon close of the Tender Offer, will breach its fiduciary duties by setting the terms of the Promissory Note, exercising the Top-Up Option in exchange for that note and effecting a short-form merger. As a result of the Individual Defendants’ actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from freely determining whether to tender their shares in the Tender Offer, will be deprived of the protections of Delaware law and will have their appraisal rights impaired.

78. Plaintiff and the Class have no adequate remedy at law.

COUNT II

AGAINST COV FOR AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

79. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

80. COV is aware that the Individual Defendants owed fiduciary duties to Plaintiff and the Class, but knowingly participated in the breach of those duties by entering into the Merger Agreement, and by structuring the Tender Offer, Top-Up Option, Promissory Note and Merger in a coercive way. COV is a sophisticated party with experienced advisors, yet knowingly demanded the unreasonable features of the Top-Up Option, including the impermissible delegation of the fixing of the terms of the Promissory Note. Through participation in these measures, COV knowingly helped the Individual Defendants to breach their fiduciary duties. The concerted action by the Defendants, including COV, has damaged Plaintiff and the other members of the Class by depriving them of an informed choice concerning the sale of their shares and exercise of appraisal rights.

81. COV has also committed fraud through its materially misleading statements and partial disclosures in the Offer Document. The partial disclosures concerning the Top-Up Option and appraisal deliberately mislead the public stockholders.

82. Unless enjoined by this Court, COV will continue to aid and abet the Individual Defendants in their breach of their fiduciary duties owed to Plaintiff and the other members of the Class. As a result of COV’s actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from freely determining whether to tender their shares in the Tender Offer and from obtaining appropriate consideration for their shares of ev3 common stock.

83. Plaintiff and the Class have no adequate remedy at law.

COUNT III

The Top-Up Option Is Invalid Under the DGCL

84. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

85. Under 8 Del. C. § 157, the Board of Directors is authorized to grant options to acquire stock of the corporation. Section 157(b) provides:

The terms upon which, including…the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated…in a resolution adopted by the board of directors and providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

86. Under 8 Del. C. § 152, the board of directors is required to determine the form and manner in which consideration for the issuance of stock will be paid. The board may authorize the issuance of stock “for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation, or any combination thereof.” Section 152 also provides:

In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration shall be conclusive.

87. Under both § 157 and § 152, the ev3 Board was required to determine and value the consideration ev3 was to receive in exchange for the issuance of shares upon exercise of the Top-Up Option. The ev3 Board failed to make the necessary statutory determinations as to the form and value of the consideration for the Top-Up Shares. Indeed, the description of the negotiations and approval of the Merger Agreement do not mention the Top-Up Option and the Note. Offer to Purchase, pp. 19-21; 14D9, pp. 18-25. Moreover, the Merger Agreement which is the instrument evidencing the Top-Up Option does not set forth the terms of the consideration as required by § 157(b). Section 1.4(b) provides that the consideration for the Top-Up Shares may be paid by a promissory note, but fails to set forth the terms of such note, including the terms of repayment, interest rate, whether the note will be secured, negotiable or transferable, or any other material terms of the note. Instead, Section 1.4(b) provides that the promissory note “shall be on terms as provided by the Parent or the Purchaser.” Thus, rather than determining the terms of the consideration for the Top-Up Shares, the ev3 Board impermissibly delegated the determination of those terms to Covidien and COV. The ev3 Board could not approve the terms of the consideration because Section 1.4(b) provides that those terms will only be set in the future and by the Purchaser of the Top-Up Shares. Because the terms of the note have not yet been determined, the ev3 Board could not determine the value of that consideration.

COUNT IV

DECLARATORY JUDGMENT AS TO 8 DEL. C. § 262(h)

88. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

89. Under 8 Del. C. § 262(h), the determination of fair value in an appraisal proceeding must take into account “all relevant factors” and may exclude only “any element of value arising from the accomplishment or expectation of the merger” (the “Speculative Value Exclusion”). The Speculative Value Exclusion is a very narrow exception designed to eliminate use of pro-forma data and speculative projections relating to completion of the merger. Actions taken by a majority acquiror during the transient period prior to a second-step merger are known elements to be considered in an appraisal and are not within the Speculative Value Exclusion.

90. The exercise of the Top-Up Option and the issuance of the Top-Up Shares in exchange for the Promissory Note are actions that necessarily must be completed prior to the short-form, second-step Merger. These are actual transactions occurring before the Merger, not speculative transactions that may occur after the Merger. Accordingly, these actions are not within the Speculative Value Exclusion and would affect the fair value of Sybase on the date of the Merger. Therefore, permitting the exercise of the Top-Up Option and the issuance of the Top-Up Shares in exchange for the Promissory Note would impair the stockholders’ appraisal rights under § 262.

91. The Offer to Purchase and Schedule 14D-9 reference the fair value standard of § 262(h), the Speculative Value Exclusion, the Top-Up Option and Promissory Note. However, they do not acknowledge the effects the exercise of the option in exchange for the note will have on the determination of fair value under § 262(h). Accordingly, there is an actual controversy as to whether the issuance of the Top-Up Shares for the Promissory Note will affect the stockholders’ statutory right to the fair value of their shares in an appraisal. It is important for stockholders to know whether the Top-Up Shares and Promissory Note will impact the § 262 fair value determination before they decide whether to tender their shares or seek appraisal.

Accordingly, unless the Court finds the Top-Up Option is invalid, plaintiff requests a prompt declaration under 8 Del. C. § 111(b) as to the interpretation, application and enforcement of § 262(h).

92. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring that Individual Defendants have breached their fiduciary duty;

C. Declaring that COV has aided and abetted in Individual Defendants’ breaches of fiduciary duties;

D. Enjoining consummation of the Tender Offer, the exercise of the Top-Up Option, the issuance of the Top-Up Shares, the acceptance of the Promissory Note as consideration and the consummation of the Merger;

E. Declaring that the Top-Up Option is invalid and void, may not be validly exercised under Delaware law and improperly impairs the statutory appraisal rights of the ev3 stockholders;

F. Awarding Plaintiff and the Class appropriate damages plus pre- and post-judgment interest;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further relief as this Court may deem just and proper.

PRICKETT, JONES & ELLIOTT, P.A.

/s/ Michael Hanrahan
Michael Hanrahan (#941) Paul A. Fioravanti, Jr. (#3808) Kevin H. Davenport (#5327) 1310 N. King Street P. O. Box 1328 Wilmington, Delaware 19899-1328 (302) 888-6500 Attorneys for Plaintiff

Dated: June 18, 2010

OF COUNSEL:

BARROWAY TOPAZ KESSLER

MELTZER & CHECK, LLP

Marc A. Topaz

Lee D. Rudy

Michael C. Wagner

J. Daniel Albert

280 King of Prussia Road

Radnor, Pennsylvania 19087

(610) 667-7706

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